

September 19, 2011

Via E-mail
Mr. William J. Carden
Chairman of the Board, President, and
Chief Executive Officer
American Spectrum Realty, Inc.
2401 Fountain View, Suite 510
Houston, TX 77057

> **Re:** **American Spectrum Realty, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 1-16785**

Dear Mr. Carden:

We have read your supplemental response letter dated September 2, 2011, and have the following comment.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Management's Report on Internal Control over Financial Reporting, page 59

1. We note your response to prior comment 8 from our letter dated August 17, 2011. Please file an amended Form 10-K for the year ended December 31, 2010 to clearly disclose that internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2010. In your amendment, please include the additional disclosures of properties provided in response to prior comment 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: G. Anthony Eppolito